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17018374

SEC Mail Processing Section

NOV 28 2017

Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: August 31, 2020 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8 - 41372

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/17 (MM/DD/YY) AND ENDING 9/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Bullish Bob Bagley Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

429 Country View Lane
(No. and Street)

Garland	Texas	75043
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

5179 CR 1026	**Celeste**	**Texas**	**75423**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Robert M. Bagley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bullish Bob Bagley Securities, Inc., as of September 30, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



NOTARY PUBLIC
STATE OF TEXAS
EVA JOYCE WOOD
MY COMMISSION EXPIRES
MAY 21, 2021
NOTARY ID: 1234507-2

Eva Joyce Wood
Notary Public EVA JOYCE WOOD

Signature

Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Bullish Bob Bagley Securities, Inc.

We have audited the accompanying statement of financial condition of Bullish Bob Bagley Securities, Inc. (a Texas corporation) as of September 30, 2017, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Bullish Bob Bagley Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bullish Bob Bagley Securities, Inc. as of September 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Bullish Bob Bagley Securities, Inc.'s financial statements. The supplemental information is the responsibility of Bullish Bob Bagley Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
November 13, 2017

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

BULLISH BOB BAGLEY SECURITIES, INC.
Statement of Financial Condition
September 30, 2017

ASSETS

Cash	$ 2,647
Prepaid expenses	30
Securities owned	24,710
TOTAL ASSETS	$ 27,387

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Payable to clearing broker/dealer	$ 2,853

Stockholder's Equity

Common stock, $1.00 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	170,556
Accumulated deficit	(147,022)
TOTAL STOCKHOLDER'S EQUITY	24,534
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 27,387

See notes to financial statements.

BULLISH BOB BAGLEY SECURITIES, INC.
Statement of Income
Year Ended September 30, 2017

Revenue	
Securities commissions	$ 1,678
TOTAL REVENUE	1,678
Expenses	
Clearing charges	23,771
Professional fees	5,325
Occupancy and equipment	873
Other expenses	1,230
TOTAL EXPENSES	31,199
Net loss before net other loss	(29,521)
Other Loss	
Unrealized loss on securities owned	(6,999)
NET LOSS	$ (36,520)

See notes to financial statements.

BULLISH BOB BAGLEY SECURITIES, INC.
Statement of Changes in Stockholder's Equity
Year Ended September 30, 2017

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at September 30, 2016	1,000	$ 1,000	$ 136,151	$ (110,502)	$ 26,649
Additional capital contributions	-	-	34,405	-	34,405
Net loss	-	-	-	(36,520)	(36,520)
Balances at September 30, 2017	1,000	$ 1,000	$ 170,556	$ (147,022)	$ 24,534

See notes to financial statements.

BULLISH BOB BAGLEY SECURITIES, INC.
Statement of Cash Flows
Year Ended September 30, 2017

Cash flows from operating activities:	
Net loss	$ *(36,520)*
Adjustments to reconcile net loss to net cash used in operating activities:	
Unrealized loss on securities owned	6,999
Changes in assets and liabilities	
Decrease in prepaid expenses	1,505
Increase in payable to clearing broker/dealer	886
Net cash used in operating activities	(27,130)
Cash flows from investing activities:	
Purchase of securities owned	(7,724)
Cash flows from financing activities:	
Additional capital contributions	34,405
Net change in cash	(449)
Cash at beginning of year	3,096
Cash at end of year	$ 2,647

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ 150
Income taxes	$ -

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Bullish Bob Bagley Securities, Inc. (the Company) was organized in May 1989 as a Texas corporation. The Company is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, will clear securities transactions on behalf of customers on a fully disclosed basis through clearing broker-dealers, and promptly transmit all customer funds and securities to the clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer.

The Company's operations consist primarily of providing securities brokerage services to individuals located in the state of Texas.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Securities owned are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*.

The Company's other financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Securities Owned

Securities owned are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. The increase or decrease in fair value is credited or charged to operations.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (Continued)

Security Transactions

Security transactions and the related commission revenue and expense are recorded on a trade date basis.

Income Taxes

As of September 30, 2017, open Federal tax years subject to examination include the tax years ended September 30, 2014 through September 30, 2016.

The Company is also subject to state income taxes.

Note 2 - Transactions with Clearing Broker/Dealer

The Company has an agreement with a national clearing broker/dealer to provide clearing, execution and other related services. The agreement requires minimum monthly charges of $2,000. The agreement also requires the Company to maintain a minimum of $10,000 in cash and/or securities in accounts held with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2017, the Company had net capital of $20,797, which was $15,797 in excess of its net capital requirement of $5,000. The Company's net capital ratio was zero to 1.

Note 4 - Fair Value / Securities Owned

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1*. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2*. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3*. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at September 30, 2017.

Mutual fund: Valued at the daily closing price as reported by the fund.

Exchange traded fund: Valued at the last sale price on the exchange on which such securities are traded, as of the close of business on the day the securities are being valued or, lacking any reported sales, at the mean between the last available bid and asked price.

Note 4 - Fair Value / Securities Owned (continued)

The following table sets forth by level, within the fair value hierarchy, the Company's securities owned at fair value as of September 30, 2017

	Level 1	Level 2	Level 3	Total
Mutual fund	$ 732	$ -	$ -	$ 732
Exchange traded fund	23,978	-	-	23,978
Total	$ 24,710	$ -	$ -	$ 24,710

Securities owned consist of holdings in one mutual fund and one exchange traded fund. Cost and fair value of securities owned at September 30, 2017, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mutual fund	$ 27,765	$ -	$ 27,033	$ 732
Exchange traded fund	31,562	-	7,584	23,978
	$ 59,327	$ -	$ 34,617	$ 24,710

There were no transfers between level 1 and level 2 during the year.

There were no assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended September 30, 2017.

Note 5 - Income Taxes

The Company has a current year tax loss; therefore, there is no provision for current income taxes. The Company has a net operating loss carry forward of approximately $82,000 available to offset future taxable income, which begins expiring in 2028. The Company also has a capital loss carryforward of approximately $81,000 expiring in 2021. The net operating loss carryforward, capital loss carryforward, and cumulative unrealized losses on securities owned creates a deferred tax asset of approximately $30,000, which is fully reserved with a valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 6 - Related Party Transactions/Economic Dependency/Concentration of Revenue

The sole shareholder of the Company, a registered representative and officer of the Company, generated substantially all of the Company's commission revenue for the year ended September 30, 2017 and received no compensation. The Company is economically dependent upon the sole shareholder due to the concentration of revenue generated by the sole shareholder.

The sole shareholder provides office space for the Company at no cost to the Company.

Note 7 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 8 - Concentration of Credit Risk

The Company has $27,222, or approximately 99%, of its total assets in cash and securities owned held at the Company's clearing broker/dealer, and $2,853, or 100% of its liabilities, due to the Company's clearing broker/dealer at September 30, 2017.

Note 9 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 10 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to September 30, 2017, through November 13, 2017, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

Schedule I

BULLISH BOB BAGLEY SECURITIES, INC.
Supplemental Information
Pursuant to Rule 17a-5
September 30, 2017

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 24,534
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	30
Total deductions and/or charges	30
Net capital before haircuts on securities	24,504
Haircuts on securities	
Securities owned	$ 3,707
Net Capital	$ 20,797
Aggregate indebtedness	$ -
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 15,797
Ratio of aggregate indebtedness to net capital	Zero to 1

Reconciliation of Computation of Net Capital

Net Capital, as reported in Company's Part II (unaudited) FOCUS report	$ 15,797
Deduction for excess fidelity bond deductible taken by Company incorrectly	5,000
Net Capital per the preceding	$ 20,797

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Exemption from Reserve Requirements and Possession or Control Requiremen

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

See accompanying report of independent registered public accounting firm.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Bullish Bob Bagley Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bullish Bob Bagley Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bullish Bob Bagley Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) Bullish Bob Bagley Securities, Inc. stated that Bullish Bob Bagley Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Bullish Bob Bagley Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bullish Bob Bagley Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



PHILLIP V. GEORGE, PLLC

Celeste, Texas
November 13, 2017

5179 CR 1026 Celeste, TX 75423 (214) 358-5150 Fax (214) 358-0222 phil@pvgeorge.com

BULLISH BOB BAGLEY SECURITIES, INC.'S EXEMPTION REPORT

Bullish Bob Bagley Securities, Inc.(the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> (1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (2)(ii).
>
> (2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

BULLISH BOB BAGLEY SECURITIES, INC..

I, Robert M. Bagley, Jr., swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



President and Financial and Operations Principal
November 06, 2017